EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company Endeavour Silver Corp. (the “Company”) 1130 – 609 Granville Street Vancouver, British Columbia Canada V7Y 1G5
Item 2.	Date of Material Change
May 6, 2019
Item 3.	News Release News Release dated May 7, 2019 was disseminated through GlobeNewswire.
Item 4.
Summary of Material Change

On May 6, 2019 the Company filed a technical report titled “Updated Technical Report for the Terronera Project, Jalisco State, Mexico” prepared by P&E Mining Consultants Inc. with an effective date of February 12, 2019 and signed April 30, 2019 (the “Terronera Technical Report”). Attached to this Material Change Report is the summary of the Terronera Technical Report which is a direct extract and reproduction of the complete summary contained in the Terronera Technical Report, without material modification or revision. The complete Terronera Technical Report can be viewed on SEDAR at www.sedar.com

Item 5.1	Full Description of Material Change See attached complete summary extracted from the Terronera Technical Report.
Item 5.2	Disclosure for Restructuring Transactions
Not applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer Daniel Dickson, Chief Financial Officer Telephone: (604) 685-9775
Item 9.	Date of Report
May 7, 2019

1.0 SUMMARY
1.1 INTRODUCTION
Endeavour Silver Corp. (Endeavour Silver) commissioned P&E Mining Consultants Inc. to prepare an Updated Technical Report for the Terronera Project compliant with Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101). Endeavour Silver determined that the resulting recent material changes to the mine design and production schedule justified the preparation of an Updated Technical Report.
Throughout this Updated Technical Report dollar values are in US dollars (“$” or “US$”) unless otherwise stated.
Endeavour Silver is a mid-tier silver mining company engaged in the exploration, development, and production of mineral properties in Mexico. Endeavour Silver is focused on growing its production, Mineral Resources, and Mineral Reserves in Mexico. Since start-up in 2004, Endeavour Silver has posted numerous consecutive years of growth of its silver mining operations. Endeavour Silver owns and operates the Guanaceví Mine located in the northwestern Durango State, and the Bolañitos Mine, both located near the city of Guanajuato in Guanajuato State, Mexico. In late 2019, Endeavour Silver commissioned the operations at its El Compas Mine in Zacatecas, Mexico.
This Updated Technical Report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43101), and its Companion Policy 43-101 CP, as amended by the CSA.
This Updated Technical Report has an effective date of February 12, 2019. The Mineral Resource and Reserve Estimate reported in this Updated Technical Report complies with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards and definitions, as required under NI 43-101 regulations.
In this Updated Technical Report, the term San Sebastián Property refers to the entire area covered by the mineral concessions, while the term Terronera Project (the Project) refers to an area within the mineral concession and separate surface lands on which the current exploration programs, Mineral Resource and Mineral Reserve Estimates are located.
This Updated Technical Report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals, and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a very small margin of error. The Qualified Persons responsible for this Updated Technical Report do not consider such minor errors to be material to the calculations presented herein.
The conclusions and recommendations in this Updated Technical Report reflect the Qualified Person’s best independent judgment in light of the information available at the time of writing.

Summarized briefly below is key information in the Updated Technical Report, including property description and ownership, geology and mineralization, the status of exploration and development, Mineral Resource and Reserve Estimates, metallurgical testing, environmental and conclusions and recommendations of the Qualified Persons.
1.2 LOCATION AND PROPERTY DESCRIPTION
San Sebastian del Oeste (San Sebastián) is an historic silver and gold mining district located in southwestern Jalisco State, approximately 155 km southwest of Guadalajara and 40 km northeast of Puerto Vallarta, accessible by paved and gravel roads. One small, high-grade, underground silver-gold mine, La Quiteria (130 tonnes per day (tpd)), continues to operate in the district. The San Sebastián Properties acquired by Endeavour Silver surround the La Quiteria Mine and represent a new, district-scale, silver-gold exploration opportunity for the Company.
1.3  OWNERSHIP
In February, 2010, Endeavour Silver acquired an option to purchase the San Sebastián silvergold Properties in Jalisco State from Industrias Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico.
Endeavour Silver holds the Terronera Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Project through its 100% owned subsidiaries Terronera Precious Metals S.A. de C.V. (TPM) and Minera Plata Adelante S.A. de C.V. (Minera Plata).
At present, the Terronera Project is comprised of 24 mineral concessions totalling 17,369 hectares (ha) and certain surface lands upon which future mining surface operations, mineral processing, and tailings and waste rock storage are proposed to occur. The core group of 10 concessions totalling 3,388 ha was owned by IMMSA. These concessions cover the main area of the known mining district. In 2013, Endeavour Silver completed the acquisition of a 100% interest in the San Sebastián Properties from IMMSA. IMMSA retained a 2% NSR royalty on mineral production from the properties.
In 2012, Endeavour Silver also filed and received title for two concessions (San Sebastián 10 Fracc. 1 and Fracc. 2) totalling 2,078 ha. Additionally, in 2013, Endeavour Silver filed a total of seven concessions (San Sebastian 12, San Sebastian 13, San Sebastian 14, San Sebastian 15, San Sebastian 16, San Sebastian 17 and San Sebastian 18) totalling 4,163 ha. To date, five of these concessions have been titled, with the exception of San Sebastian 15 and San Sebastian 16, which were filed again on November and August of 2018 respectively.
In 2015, Endeavour Silver acquired an option to purchase a group of properties (Los Pinos Fracc. I, Los Pinos Fracc. II and La Fundisión 2 Fracc. I, totalling 8,373 ha), surrounding the San Sebastián silver-gold Properties, from Agregados Mineros de Occidente S.A. de C.V. (AGREMIN). In addition, in 2017 Endeavour Silver also acquired from AGREMIN another option to purchase the La Única Fracc. II (3,538 ha) concession. These Properties and Agreement were transferred by AGREMIN to its related Company named Compañia Plata San Sebastian S.A. de C.V. On December 2018, the option agreement for La Fundision 2 Fracc. I (Title 228866) and La Única Fracc. II (Title 225185) concessions, was terminated. The cancellation is currently in process.

At the end of 2017, Endeavour Silver acquired a total of three concessions at the southern boundary of the San Sebastian Properties which were called Cerro Gordo 1 (499.7 ha), Cerro Gordo 2 (500 ha) and Cerro Gordo 3 (400 ha). Two of these concessions have been titled, with the exception of Cerro Gordo 3 (filed again in June of 2018). In early 2018, Endeavour Silver filed and received title for two more concessions in the area: Cerro Gordo 4 (400 ha) and Cerro Gordo 5 (399 ha).
In August of 2018, Endeavour Silver acquired an exploration and option agreement covering the property named La Unica Fracc. I (2,157 ha) from Compañia Plata San Sebastian S.A. de C.V.
The annual 2019 concession tax for all the San Sebastian Properties was MXP 4,138,726 which is equal to US$206,936 (at an exchange rate of 20 MXP to US$1.00 dollar).
1.4 HISTORY
Although the San Sebastián silver and gold mines were first discovered in 1542, and there were several periods of small-scale mining over the last 450 years, the only significant modern exploration in the district was carried out by IMMSA in the late 1980s and early 1990s.
As is the case with many mines in Mexico which were owned by individuals or corporations, the historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets. Therefore, the exact San Sebastián area silver production is unknown.
1.5 GEOLOGY AND MINERALIZATION
The San Sebastián Properties cover a classic, low sulphidation, epithermal vein system in four mineralized vein sub-districts named Los Reyes, Santiago de Los Pinos, San Sebastián and Real de Oxtotipan. Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans approximately 3 km x 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins.
The San Sebastián veins tend to be large and can host high grade silver-gold mineralized deposits. For example, the La Quiteria Vein ranges up to 15 m thick, and the Santa Quiteria Mine averages about 280 g/t silver (Ag) and 0.5 g/t gold (Au) over a 3 m to 4 m width. This high grade mineralized zone appears to extend into the San Sebastián Properties both along strike and immediately down dip.
1.6 EXPLORATION
In 2010, Endeavour Silver commenced exploration activities on the Terronera Project and in 2011 the first drilling campaign was conducted at the Real Alto (Real, Animas-Los Negros, Escurana and Tajo veins) and Quiteria West Targets. In 2012, the surface drilling program continued at Real Alto and a single deep drill hole was drilled at Quiteria West.

The first Endeavour Silver drilling program over the Terronera Vein was conducted from early 2012 to the end of 2016; the structure has been tested with 149 drill holes totalling 43,526 m. Additionally, seven drill holes were completed at the Terronera North area (2,783 m).
In 2016, exploration activities focused on the definition and evaluation of new drilling targets around the Terronera Project and near the proposed future mine operations. Nine drilling targets were tested, including the discovery of the La Luz Vein.
Between 2011 and 2016, Endeavour Silver had drilled 70,885 m in 248 diamond drill holes over the entire Terronera Project. Holes were drilled from surface and 22,351 samples have been collected and submitted for analysis.
During 2017, a total of 12,252 m was drilled in 47 drill holes, with the objective to add Mineral Resources to the Terronera Project. This drilling was mainly conducted at the La Luz Deposit. To date a total of 41 drill holes have been completed over that structure totalling 9,796 m. Eight other structures were also tested: El Muro, Los Espinos, Los Reyes, El Fraile, Vista Hermosa, La Escondida, La Atrevida and Quiteria West. The 2017 drilling program included 2,308 assays.
During 2018, a total of 18,774 m was drilled in 39 surface diamond drill holes to further delineate the Terronera Vein, including 3,007 samples collected and submitted for analysis
 In late 2018, Endeavour Silver engaged Knight Piésold Ltd. (“KP”) to provide geomechanical and hydrogeological support for the proposed underground mine for the La Luz Vein of the Terronera Project. The investigation program consisted of geomechanical drill holes with core orientation and detailed geomechanical logging, a hydrogeological packer testing at approximately 30 m downhole intervals, and a nested vibrating wire piezometer installation. Two drill holes were completed by the end of 2018, totalling 405 m. One drill hole was still pending completion for early 2019. The analysis of this recent work is currently in progress.
1.7 MINERAL PROCESSING AND METALLURGICAL TESTING
ALS Metallurgy (ALS) conducted locked and open cycle flotation tests for the Terronera Project at its metallurgical testing facility in Kamloops, B.C. The primary objectives of the test program were to enhance the levels of precious metal recovery and improve final concentrate grades.
The open cycle flotation data developed by ALS indicate that at a relatively coarse primary grind size, a medium grade gold and silver bearing second cleaner concentrate may be produced. The process flow sheet includes a two stage crushing circuit followed by closed circuit grinding to achieve a flotation feed grind size of 80% passing 150 mesh (100 microns). Flash flotation inclusion in the grinding circuit improves the levels of recovery. A regrind circuit provides improved liberation of precious metals mineralization and higher final concentrate grade.  The Project will produce a high grade concentrate with the expected overall recoveries of
•	Gold 80.4% and Silver 84.6%.

Similar metallurgical response to flotation was obtained in bench scale flotation testing from materials originating from Terronera and La Luz deposits. It is expected that the same levels of precious metal recovery will be achieved in the concentrator for materials processed from both mineralized deposits.
Further studies are recommended to upgrade the process plant feed, lower the grinding costs, and increase process recoveries.
1.8 2013 MINERAL RESOURCE ESTIMATE
The Mineral Resource Estimate discussed in the Technical Report Audit of the Mineral Resource Estimate for the San Sebastian Project dated March 27, 2014 was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The effective date of that Mineral Resource Estimate is December 31, 2013.
1.9 2015 MINERAL RESOURCE ESTIMATE
In 2015, P&E updated the Terronera Project Mineral Resource Estimate. As of April 30, 2015, the Terronera Vein was estimated to contain Indicated Mineral Resources of 2.9 Mt at 211 g/t Ag and 1.65 g/t Au and Inferred Resources of 1.2 Mt at 218 g/t Ag and 1.39 g/t Au. The cut-off grade was 100 g/t AuEq, using a 70:1 ratio based on prices of US$18/oz silver and US$1,250/oz gold.
1.10   2017 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
The Mineral Resource and Mineral Reserve Estimates presented in the initial PFS were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014. The effective date of the Mineral Resource and Mineral Reserve Estimates is April 3, 2017. As of May 11, 2017, the Terronera Vein was estimated to contain Indicated Mineral Resources of 3,959,000 t at 232 g/t Ag and 2.18 g/t Au and Inferred Mineral Resources of 720,000 t at 309 g/t Ag and 1.48 g/t Au. The cut-off grade was 150 g/t AgEq, using a 70:1 ratio based on US$18/oz silver and US$1,225/oz gold
1.11  AUGUST 2018 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
The Mineral Resource and Mineral Reserve Estimates presented in the Updated Preliminary Feasibility Study were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014. The effective date of the Mineral Resource and Mineral Reserve Estimates is August 1, 2018. As of August 7, 2018, the Terronera Vein was estimated to contain Indicated Mineral Resources of 4,363,000 t at 239 g/t Ag and 2.53 g/t Au and Inferred Mineral Resources of 1,073,000 t at 252 g/t Ag and 2.38 g/t Au. The cut-off grade was 150 g/t AgEq, using a 75:1 ratio based on US$17/oz silver and US$1275/oz gold.

1.12  2019 MINERAL RESOURCE ESTIMATE
The Mineral Resource Estimate presented in this Updated Technical Report was estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014. The effective date of the Mineral Resource Estimate is February 1, 2019.
1.13  CUT-OFF GRADE
The cut-off grade selected for the February 1, 2019 Mineral Resource Estimate was 150 g/t silver equivalent (AgEq). See Section 14.12 for AgEq cut-off details based on metal prices of US$17.50/oz silver and US$1,275/oz gold and is presented in Table 1.1.

TABLE 1.1 TERRONERA MINERAL RESOURCE ESTIMATE AT A CUT-OFF GRADE OF 150 G/T AGEQ (1-6)
Classification	Tonnes (kt)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)	AgEq (g/t)	Contained AgEq (koz)
Indicated	5,275	227.2	38,537	2.35	398	403.4	68,416
Inferred	1,022	212.2	6,970	1.70	56	339.8	11,161

1.
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.  The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.
The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3.	The Mineral Resources in this Updated Technical Report were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves.
4.	AgEq g/t = Ag g/t + (Au g/t x 75)
5.	Historical mined areas were depleted from the Terronera Vein wireframe and Mineral Resource model.
6.	Mineral Resources are inclusive of Mineral Reserves.

A summary of the La Luz Mineral Resource Estimate at a cut-off grade of 150 g/t AgEq is presented in Table 1.2.

TABLE 1.2 LA LUZ MINERAL RESOURCE ESTIMATE AT A CUT-OFF GRADE OF 150 G/T AGEQ (1-5)
Classification	Tonnes (kt)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)	AgEq (g/t)	Contained AgEq (koz)
Indicated	126	192	779	13.60	55	1,212	4,904
Inferred	58	145	269	12.15	23	1,060	1,994

1.
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.  The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.
The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3.
The Mineral Resources in this Updated Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

4.	AgEq g/t = Ag g/t + (Au g/t x 75)
5.	Mineral Resources are inclusive of Mineral Reserves.

1.14  MINERAL RESERVE ESTIMATE

A summary of the Terronera and La Luz Probable Mineral Reserve is given in Table 1.3.

TABLE 1.3 TERRONERA AND LA LUZ PROBABLE MINERAL RESERVE(1-5)
Deposit	Tonnes (kt)	Au (g/t)	Ag (g/t)	AgEq (g/t)	Au (koz)	Ag (koz)	AgEq (koz)
Terronera	5,445	2.10	210	367	367	36,719	64,241
La Luz	142	11.84	182	1,070	52	721	4,632
Combined	5,587	2.33	208	383	419	37,440	68,873

1.
The Mineral Reserve in this Updated Technical Report was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

2.	AgEq g/t = Ag g/t + (Au g/t x 75)
3.	Historical mined areas were depleted from the Terronera Mineral Reserve model.
4.	See section 15 for more detail on Mineral Reserve parameters.
5.	Grades vary from the January 19th 2019 Mineral Reserve disclosure news release due to the elimination of longhole mining from previous studies.

1.15 MINING METHODS

The underground mine operations at Terronera and La Luz will be accessed via main access ramps.  In the case of Terronera, the access ramps from mine portal area and the process plant area will connect to a main haulage drift and in the case of La Luz it will connect approximately centrally to the deposit.  Both deposits will be mined by Drift-and-Fill mining using trackless underground equipment, including scooptrams, haulage trucks, and electric-hydraulic drill jumbos for their primary ore production. A main lower level rail haulage system will be utilized to remove ore from the Terronera Mine and deliver it to the process plant. Due to the narrow vein widths at La Luz, the Drift and Fill mining will be modified to accommodate Resue mining.

Additional geomechanical work is recommended for both deposits. The domain definition, stability analyses, recommendations, and groundwater inflow estimate for the Terronera Deposit should be updated to account for the results of the additional data inputs and any changes to underground mine plan. The planned sill pillar strategy, as well as interactions between the planned and historical stopes, should be evaluated in detail. Any significant changes to the mine plan should be reviewed from a rock mechanics perspective. The on-going geomechanical and hydrogeological assessment for the La Luz Deposit should be completed and the design assumptions used in this study updated as required.

1.16 RECOVERY METHODS

A beneficiation plant utilizing Flash flotation was selected for recovery of precious metals present in the Terronera and La Luz deposits.

The Terronera Project comprises the following processing circuits:

•	Coarse ore storage yard (12,000 tonnes capacity).
•	Stock pile (2,000 tonnes capacity).
•	Crushing plant (two stage - closed circuit - 1,500 tpd capacity).
•	Fine ore storage 1,500 tpd capacity.
•	Primary grinding (1,500 tpd capacity).
•	Flotation o Flash flotation o Rougher & Scavenger o Two stage cleaning.
•	Final concentrate sedimentation and filtration (1,500 tpd capacity).
•	Final concentrate storage and shipping (1,500 tpd capacity)
•	Tailings sedimentation (1,500 tpd capacity)
•	Reclaim and fresh water systems
•	Dry tailings filter plant
•	Dry stack tailings storage facility (TSF)

Power will be provided on-site by natural gas-fired generators. Fresh water will be pumped from the underground (U/G) mining operations to a fresh water tank and pumped to the process plant, fire water system, potable water system, and water trucks.

At the effective date of this Updated Technical Report additional metallurgical testwork and process optimization is ongoing and has not been concluded.

1.17 INFRASTRUCTURE

Existing infrastructure consists of a public access road that connects Puerto Vallarta with the local communities and the Terronera project site area. The regional power needs are served by CFE which has a 23kV power line that runs through the Terronera Property. There is no other existing infrastructure on the project site.

Required infrastructure for the project consists of the following:

•	Process plant, filter plant and ancillary buildings.
•	Waste rock and ore stockpiles.
•	Internal and mine access roads.
•	On site power and water supply and distribution.
•	Waste management.
•	Surface water control.
•	Communications.
•	Construction camp.

1.18  MARKET STUDIES AND CONTRACTS

Endeavour Silver produces a silver concentrate which is shipped to third parties for further refining before being sold. To a large extent, silver concentrate is sold at the spot price. Endeavour Silver’s hedge policy does not allow the Company to enter into long term hedge contracts or forward sales.

As of the date of issuing this Updated Technical Report, the Company has not conducted any market studies, since gold and silver are widely traded in world markets. Endeavour Silver has no contracts or agreements for mining, smelting, refining, transportation, handling or sales that are outside normal or generally accepted practices within the mining industry.

In addition to its own workforces, Endeavour Silver has a number of contract mining companies working at its three operating mines and is evaluating the possibility of using contract miners at Terronera.

1.19  ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT

Endeavour Silver submitted a Manifest of Environmental Impact (MIA) to the Mexico environmental permitting authority known as SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales) in December, 2013.

A SEMARNAT permit for the Terronera Project was issued in October, 2014 for a 500 tpd project with tailings reporting to a traditional slurry deposit.

In February, 2017 a modified MIA application was issued by SEMARNAT to expand the proposed process rate to up to 1,500 tpd and to establish a future proposed tailings facility to store filtered dry tailings.

The Terronera Mine Project is designed to comply with the environmental regulations and standards in place in México. The proposed future mining infrastructure and supporting facilities are designed to minimize the impact to the natural environment.

Mexican law requires that an environmental monitoring program of surface and ground water, creek sediments, soil, air, vegetation and wildlife conditions be implemented. The current SEMARNAT regulatory objective is to limit transmission of contaminants such that pre-mining environmental conditions are maintained downstream of the permitted mine perimeter. This program will be required before and during proposed future mining operations and after mine closure.

1.20  CAPITAL AND OPERATING COSTS

The Terronera Project has an estimated total initial capital cost of $130.2 M for the 1,500 tpd process plant, mine development and infrastructure construction.

Average operating costs over the 12 year life-of-mine (LOM) of $49.18 per tonne for mining, $28.29 per tonne for processing, and $8.05 per tonne for General and Administration were developed and estimated from first principles using unit labour and materials costs from Endeavour Silver’s current operations in Mexico.

1.21  ECONOMIC ANALYSIS

This Updated Technical Report contains forward-looking projections based on assumptions the Qualified Persons believe are reasonable. The projected mine production rates, development schedules, and estimates of future cash flows involve known and unknown risks, uncertainties, and other factors that may affect the actual results.

An economic analysis utilizing a pre-tax and after-tax cash flow financial model was prepared for the base case mine plan. The metal prices assumed in the base case are $16.50/oz silver and $1,275/oz gold.

Mexican tax policies for mining include an overriding royalty on gross revenues, after smelter deductions, of 0.5% applied to precious metal mines (gold, silver and platinum).  A Special Mining Duty of 7.5% is levied on earnings before income tax and depreciation allowance.  Corporate income taxes of 30% are applied to earnings after the usual allowable deductions for depreciation, loss carry-forwards etc.  The Special Mining Duty and the overriding royalty are also deductible for the purpose of calculating corporate income tax. The financial model incorporates these taxes in computing the after-tax cash flow amounts, net present value (NPV), and internal rate of return (IRR).

The Terronera Project key financial indicators for the base case are as follows:

•	After-tax rate of return 23.8%.
•	Project payback period 3.5 years.
•	After-Tax Net Present Value (5% discount) of $103.0 M.

Under the base case assumptions, these key indicators describe a financially viable project which, as the sensitivity analysis summarized in Table 1.4 demonstrates, has considerable upside potential should metal prices improve or operating costs decrease.

	TABLE 1.4 BASE CASE AFTER-TAX NPV AND IRR SENSITIVITIES
Variance	Operating Costs			Initial Capital			Metal Prices
	NPV (5%) US$ M	IRR	Payback Years	NPV (5%) US$ M	IRR	Payback Years	NPV (5%) US$ M	IRR	Payback Years
-20%	109.9	25.2%	3.4	101.5	25.2%	3.4	-0.8	4.8%	6.2
-10%	106.5	24.5%	3.4	102.2	24.5%	3.4	57.8	16.0%	4.3
Base Case	103.0	23.8%	3.5	103.0	23.8%	3.5	103.0	23.8%	3.5
10%	99.5	23.1%	3.6	103.7	23.2%	3.5	147.2	31.2%	2.9
20%	96.0	22.4%	3.6	104.2	22.6%	3.6	191.1	38.4%	2.6

1.22  CONCLUSIONS AND RECOMMENDATIONS

The Terronera Mineral Resource and Mineral Reserve Estimates presented conform to the current CIM Definition Standards for Mineral Resources and Mineral Reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” The estimation approach and methodology used is reasonable and appropriate based on the data available.

The project is subject to technical, legal, environmental, and political risks that are similar to the risks faced by Endeavour Silver on its current operations in Mexico. The Qualified Persons consider these risks to be manageable and should not have an adverse effect on the continued development of the Terronera Project.

Based on a review of the Terronera Project and the encouraging results to date, it is recommended that Endeavour Silver:

•	Continue exploratory drilling of nearby mineralized bodies to extend the future mine life. Estimated cost $200,000.

•	Investigate the inclusion of an HPGR crusher as the tertiary crusher to give the lowest energy requirement for size reduction. Estimated cost $25,000.

•	Higher grade zones should be analyzed for metallic gold and silver content to address the possibility of the presence of coarse precious metal. Estimated cost $5,000.

•	Optimize the grinding circuit. Estimated cost $35,000.

•	Conduct more detailed analyses based on additional or updated data for the Deposit in order to support the next stage of engineering. Additional data requirements include:
o	Creating a 3D lithological model. Estimated cost $25,000.
o	Creating a 3D structural model. Estimated cost $25,000.

•
The rock mass characteristics in the immediate vicinity of the crown pillar and to the east of the Arroyo Fault zone should be better defined during the next phase of design or during the early stages of mining. Estimated cost $75,000 plus drilling.

•	Additional geomechanical logging should be completed to better define difference in structural trends around geomechanical drill hole KP16-02. Estimated cost $25,000.

•
Additional hydrogeological data should be collected if the project economics or operating conditions are sensitive to the groundwater conditions and groundwater inflow estimate. For example, the completion of additional packer testing and the installation of additional vibrating wire piezometres could be used to refine the hydrogeological characterization and evaluate the potential for spatial variability. Estimated cost including 60l/sec pump station $150,000.

•	The groundwater pore pressure data from the vibrating wire piezometers should be recorded and reviewed on a regular basis. Estimated cost $15,000.

•
Update the geomechanical domain definition, stability analyses, recommendations, and groundwater inflow estimate to account for the results of the additional data inputs and any changes to underground mine plan. Any significant changes to the mine plan should be reviewed from a geomechanical perspective. Estimated cost $75,000.

•
Advance the current preliminary TSF area design, associated hauling accessways, and tailings delivery infrastructure to construction design level in conjunction with the Feasibility level analysis. Estimated cost $150,000.

•
Given the risk-mitigating features of the Terronera Project and the positive results of this Updated Technical Report, the Qualified Persons recommended that Endeavour Silver budget US$810,000 for the above recommended programs.